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                                                                      EXHIBIT 99

                              CAUTIONARY STATEMENT

         Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA") are included in our Form 10-K. The words or phrases "believes," "may," "will," "expects," "should," "continue," "anticipates," "intends," "will likely result," "estimates," "projects" or similar expressions identify forward-looking statements in our Form 10-K and in our future filings with the Securities and Exchange Commission, in our press releases, in our presentations to securities analysts or investors, and in oral statements made by or approved by an executive officer of Endocardial Solutions, Inc. Forward-looking statements involve risks and uncertainties that may materially and adversely affect our business, results of operation, financial condition or prospects, and may cause our actual results to differ materially from historical results or the results discussed in the forward-looking statements.

         You should consider carefully the following cautionary statements if you own our common stock or are planning to buy our common stock. We intend to take advantage of the "safe harbor" provisions of the PSLRA by providing this discussion. We are not undertaking to address or update each factor in future filings or communications regarding our business or results except to the extent required by law.

OUR SUCCESS DEPENDS ON THE COMMERCIALIZATION AND MARKET ACCEPTANCE OF THE ENSITE SYSTEM

         The EnSite System is currently our only potential product, and our success depends entirely on the successful commercialization and market acceptance of the EnSite System. Problems in the following areas could materially impact the commercialization of the EnSite System:

         o        research and development,
         o        clinical testing,
         o        regulatory submissions and approval,
         o        product manufacturing and commercial scale-up,
         o        marketing, or
         o        product distribution.

We began to generate revenue from the EnSite System in the second quarter of 1998. We cannot assure you that we will ever derive substantial revenues from the sale of the EnSite System.

OUR PRODUCTS ARE SUBJECT TO REGULATORY APPROVAL BEFORE THEY MAY BE MARKETED IN THE U.S. AND ABROAD, WHICH WE MAY NOT OBTAIN FOR ALL CHAMBERS OF THE HEART

         The manufacture and sale of medical devices, including the EnSite System, are subject to extensive regulation in the United States, principally by the U.S. Food and Drug Administration and corresponding state agencies, and in other countries. In the United States, human diagnostic devices are regulated under the federal Food, Drug and Cosmetic Act, and are subject to clinical testing mandated by the FDA before they will give clearance for marketing. The Food, Drug and Cosmetic Act provides two basic review procedures, including a shortened submission procedure under Section 510(k) whereby the manufacturer notifies the FDA of its intent to market the product and attempts to establish that the product to be marketed is substantially equivalent to another FDA-cleared product. If a device fails to qualify for the 510(k) procedure, the manufacturer must file a premarket approval application, which typically involves more clinical testing and a significantly longer FDA review process. During the third and fourth quarters of 1998, we submitted to the FDA two premarket notification applications under Section 510(k) containing the results of our left ventricular and right atrium multi-center clinical trials. The FDA cleared the EnSite System for use in the right atrium of the heart in April 1999. Following discussions with the FDA, in March 1999, we announced that our FDA application for left ventricular use of the EnSite System would be submitted as a premarket approval application because the FDA did not find, based on initial clinical data, substantial equivalence with other devices used in the ventricles of the heart. We have submitted portions of our premarket approval application that have been approved by the FDA. However, we may not be able to file a complete premarket approval application with the FDA until we complete more clinical trials, but we have not yet


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undertaken another clinical study for left ventricular use. We are still in discussions with the FDA regarding the extent of additional clinical trials that may be required and the best approach to obtain market approval for left ventricular use. In the meantime, we received FDA approval in January 2001 to conduct a left atrium multi-center clinical trial that we expect to start in the second quarter of 2001.

         Sales of medical devices outside of the United States are subject to international regulatory requirements that vary from country to country, and approval for sale internationally may take more or less time than that required for FDA approval. Prior to clearance for marketing in Europe, the EnSite System must also meet regulatory standards outlined in several directives administered by the European Union. In order to affix a CE Mark to the EnSite System, allowing it to be marketed in Europe, we must follow the conformity assessment procedures applicable to our product classification and submit a declaration of conformity. We have obtained CE Mark certification for the EnSite catheter and for the EnSite 3000 clinical workstation for use in the right atrium and left ventricle of the heart, allowing us to sell our products in member countries of the European Union. We may encounter significant costs and requests for additional information in continuing our efforts to obtain regulatory approvals in other countries, which could substantially delay or preclude us from marketing our products internationally.

         Marketing approvals, if granted for some but not all chambers of the heart, may require us to limit the indicated use of our EnSite System. FDA enforcement policy strictly prohibits the marketing of approved medical devices for unapproved uses. Product approvals could be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following the initial marketing. We will be required to follow FDA regulations regarding Good Manufacturing Practices and similar regulations in other countries, which include testing, control, and documentation requirements. Ongoing compliance with Good Manufacturing Practices and other applicable regulatory requirements will be monitored through periodic inspections by federal and state agencies, including the FDA, and by comparable agencies in other countries. If we fail to comply with applicable regulatory requirements, we could be subjected to warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant premarket approval, withdrawal of approvals and criminal prosecution.

         We cannot assure you that we will be able to obtain the necessary regulatory approvals on a timely basis or at all. Delays in receipt of or failure to receive the approvals, the loss of previously obtained approvals, or failure to comply with existing or future regulatory requirements could materially limit our ability to market the EnSite System and generate substantial revenue from additional sales of EnSite catheters.

CLINICAL TESTING OF OUR PRODUCTS MAY NOT BE COMPLETED TIMELY OR PROVE OUR PRODUCTS TO BE SAFE AND EFFECTIVE IN ALL CHAMBERS OF THE HEART

         We have conducted clinical trials on patients for ventricular tachycardia and supraventricular tachycardia in the United States and in Europe. In 1999, we received approval from the U.S. Food and Drug Administration to market the EnSite System in the U.S. for use in the right atrium of the heart, but, pending further discussions with the FDA, we believe we will be required to conduct more clinical testing in the United States in order to support a premarket approval application to the FDA for marketing approval for use of the EnSite System in the left ventricle of the heart. In January 2001, we received FDA approval to also conduct a left atrium multi-center clinical trial that we expect to start in the second quarter of 2001. Patients selected for clinical trials must meet stringent guidelines to undergo testing, and we cannot assure you that patients can be enrolled in clinical trials on a timely basis. Further, we cannot assure you that use of our EnSite System will prove to be safe and effective in clinical trials under United States or international regulatory guidelines for all chambers of the heart. As to be expected when performing delicate and invasive procedures involving the heart, we have at times experienced complications in our clinical trials. The clinical procedures employing the EnSite System for diagnosis are often combined with other diagnostic catheters and procedures to treat the arrhythmia, and complications arising from such procedures are often pooled together because of the difficulty of determining which procedure is the true cause of any adverse event. Major complications, as defined by the FDA, that we have experienced during clinical trials requiring surgical repair and/or blood transfusion include: cardiac perforation (a puncture of the heart wall); myocardial infarction (heart attack); and hematoma (localized swelling resulting from a broken blood vessel). Additional clinical trials may identify significant technical or other obstacles to be overcome prior to obtaining approvals. If the EnSite System does not prove to be safe and effective in clinical trials involving other chambers of the heart, our ability to market


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the EnSite System and generate substantial revenue from additional sales of
EnSite catheters may be materially limited.

OUR ENSITE SYSTEM DIAGNOSES ARRHYTHMIAS, BUT WE DEPEND ON OTHER COMPANIES TO DEVELOP PRODUCTS TO TREAT ARRHYTHMIAS THAT WILL INCREASE THE USEFULNESS OF OUR PRODUCT

         We have developed the EnSite System to diagnose arrhythmias and assist electrophysiologists in determining treatment options. Current treatments for arrhythmias include therapeutic drugs, implantable defibrillators or pacemakers, surgery and catheter ablation. We believe that the EnSite System will enable increased use of catheter ablation for treating complex arrhythmias which, in turn, could increase the volume of use of our EnSite System. Catheter ablation is a procedure in which a physician inserts a catheter through a vein in the groin or neck and advances it into the heart. While in contact with the internal wall of the heart, a high radio frequency is applied through the tip of the catheter to deaden the heart tissue at the site causing the arrhythmia. Our EnSite System enables electrophysiologists to pinpoint the spot to be ablated and guide the catheter to that spot. Because ablation treatment is relatively new, the long-term effects of ablation on patients are unknown. As a result, the long term success of ablation therapy in treating arrhythmias may not be known for several years. Catheter ablation devices require approval by the FDA, and we cannot assure you that a catheter ablation market will develop. Moreover, we cannot assure you that the EnSite System will prove useful in diagnosing arrhythmias for treatment by catheter ablation products. We are not in the process of developing a catheter for ablation treatment and are entirely dependent upon other medical device companies to develop those devices. If a market for treating arrhythmias by catheter ablation does not develop, our ability to market the EnSite System and generate substantial revenue from additional sales of EnSite catheters may be limited.

OUR PRODUCTS MAY BE UNABLE TO DIAGNOSE OR ASSIST THE TREATMENT OF ATRIAL FIBRILLATION

         In addition to assisting the diagnosis of complex arrhythmias such as atrial tachycardia and ventricular tachycardia, we intend to apply the EnSite System to the diagnosis of atrial fibrillation. Atrial fibrillation is the most common type of sustained arrhythmia, and the ability to diagnose atrial fibrillation could lead to a significant market opportunity for Endocardial Solutions. However, we have conducted only limited clinical studies of our technology on patients suffering from atrial fibrillation. Although possible to originate in the right atrium, medical research has shown that atrial fibrillation most often originates in the left atrium. In January 2001, we received FDA approval to use the EnSite System in the left atrium in a multi-center clinical study for diagnosing arrythmias including atrial fibrillation. We may, however, be unable to successfully extend our technology to the mapping of atrial fibrillation or obtain regulatory approval to market any products developed using the technology to map atrial fibrillation. We have made, and expect to continue to make, research and development expenditures to extend the application of the technology to the diagnosis of atrial fibrillation. We cannot assure you that we will realize any benefit from these expenditures.

         Atrial fibrillation is a complex disease and the subject of continuing research. The therapies presently available for atrial fibrillation are in the developmental stage with no proven effectiveness. Even if we are successful in extending our technology to provide products that are capable of diagnosing atrial fibrillation, we cannot assure you that treatments for atrial fibrillation will exist that will require the diagnostic capabilities of any of our products. As a result, a commercial market may never develop for any product we develop for the diagnosis of atrial fibrillation. We have no present intention to develop any medical devices on our own for the treatment of atrial fibrillation.

OUR PRODUCTS MAY NOT SUCCEED IN THE MARKET

         The commercial success of the EnSite System ultimately depends upon the number of diagnostic procedures performed by electrophysiologists using the system. Our system may not gain any significant degree of market acceptance among electrophysiologists, patients, health care insurers and managed care providers. Electrophysiologists and other physicians may elect not to recommend diagnostic procedures for any number of reasons, including safety and efficacy, the availability of alternative procedures and treatment options, or inadequate levels of reimbursement. Broad use of the EnSite System will require time-consuming training of electrophysiologists, which could also adversely affect market acceptance.


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

WE FACE SIGNIFICANT INDUSTRY COMPETITION

         The cardiac medical device market is highly competitive, and the EnSite System is a new technology that must compete with more established devices. Certain of our competitors are developing new approaches and new products for diagnosing arrhythmias, including mapping systems that use single or multiple-point catheters that physically must come in contact with the heart wall in order to record electrical activity. Certain of our competitors have integrated product lines that include products for both diagnosis and ablation treatment, which may afford them opportunities for product bundling and other marketing advantages. Many of our competitors have an established presence in the field of electrophysiology and established relationships with electrophysiology labs. Many of our competitors have substantially greater financial and other resources than we do, including larger research and development staffs and more experience and capabilities in conducting research and development activities, testing products in clinical trials, obtaining regulatory approvals, and manufacturing, marketing and distributing products. Some of our competitors may achieve patent protection, regulatory approval or product commercialization more quickly than us, which may decrease our ability to compete.

OUR PRODUCTS MAY BECOME OBSOLETE IF WE ARE UNABLE TO ANTICIPATE AND ADAPT TO RAPIDLY CHANGING TECHNOLOGY

         The medical device industry is subject to rapid technological innovation and, consequently, the life cycle of any particular product is short. Alternative diagnostic systems or other discoveries and developments with respect to mapping arrhythmias may render our products obsolete. Furthermore, the greater financial and other resources of many of our competitors may permit them to respond more rapidly than us to technological advances. If we fail to demonstrate the safety, benefit, efficacy and cost effectiveness of our products as compared to those of our competitors, or if we fail to develop new technologies and products before our competitors, our ability to market our products and generate substantial revenues may be limited.

WE DEPEND ON OUR PATENTS AND PROPRIETARY TECHNOLOGY, WHICH WE MAY NOT BE ABLE TO PROTECT

         Our success will depend in part on our ability to obtain patent protection for our products and processes, to preserve our trade secrets and to operate without infringing the intellectual property rights of others. The patent positions of medical device companies are uncertain and involve complex and evolving legal and factual questions. We cannot assure you that any of our pending or future patent applications will result in issued patents, that any current or future patents will not be challenged, invalidated or circumvented, that the scope of any of our patents will exclude competitors or that the patent rights granted to us will provide us any competitive advantage. We may discover that our technology infringes patents or other rights owned by others, and we cannot be certain that we were the first to make the inventions covered by each of our issued patents and our pending patent applications, or that we were the first to file patent applications for such inventions. In addition, we cannot assure you that our competitors will not seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets. Further, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

         In addition to patents, we rely on trade secrets and proprietary knowledge that we seek to protect, in part, through confidentiality agreements with employees, consultants and others. We cannot assure you that our proprietary information or confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by competitors.

WE MAY FACE INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS WHICH WOULD BE COSTLY TO RESOLVE

         There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry and our competitors may resort to intellectual property litigation as a means of competition. Intellectual property litigation is complex and expensive and the outcome is difficult to predict. We cannot assure you that we will not become subject to patent infringement claims or litigation, or interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions. Litigation or regulatory proceedings may also be necessary to enforce our patent or other intellectual property rights. We may not always have the financial resources to assert patent infringement suits or to defend ourselves from claims. An adverse result in any litigation could subject us to liabilities to, or require us to seek licenses from or pay royalties to, others that


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may be substantial. Furthermore, we cannot assure you that the necessary licenses would be available to us on satisfactory terms, if at all.

WE HAVE LIMITED MANUFACTURING EXPERIENCE NECESSARY FOR HIGH-VOLUME MANUFACTURING CAPACITY

         We have limited experience manufacturing our products in the volumes that will be necessary for us to achieve significant commercial sales, and we cannot assure you that reliable, high-volume manufacturing capacity can be established or maintained at commercially reasonable costs. We may need to expend significant capital resources and develop the necessary expertise to establish large-scale manufacturing capabilities. We may encounter the following difficulties in scaling up production of our products:

         o        problems involving production yields,
         o        quality control and assurance,
         o        component supply shortages,
         o        shortages of qualified personnel,
         o        compliance with U.S. and foreign regulations, or
         o the need for further U.S. or foreign regulatory approval of new manufacturing processes.

         Our manufacturing facilities will be periodically inspected by United States and foreign regulatory authorities. In order to manufacture products for sale in the United States, our operations must undergo "Good Manufacturing Practices" compliance inspections conducted by the U.S. Food and Drug Administration. We passed inspection of our facility and manufacturing processes by the FDA in the third quarter of 1999. We will also be required to comply with ISO 9001 and CE Mark standards in order to continue to sell our products in Europe. We received ISO 9001 certification for our catheter and quality system in August 1997 and ISO 9001 certification for the clinical workstation in November 1998. We received a CE Mark for each of the EnSite catheter and the clinical workstation in the first quarter of 1998. If we fail to comply with Good Manufacturing Practices or ISO 9001 and CE Mark standards in future audits, we may be required to modify our manufacturing policies and procedures. In addition, we may be required to stop all or part of our operations until we can demonstrate that appropriate steps have been taken to comply with the regulations.

WE DEPEND ON A FEW SUPPLIERS FOR KEY COMPONENTS OF OUR PRODUCTS

         We purchase components for the EnSite System from a variety of vendors. While it is our goal to be able to have multiple sources to procure these components, in some cases it is not economically practical to do so. While we do have some components that we currently obtain from a single source, such as the computer and monitor from Silicon Graphics, we are aware of alternate supply sources that could provide such components with minimal modification to the EnSite System. Additionally, we practice supply chain management and maintain safety stocks of components with minimal modification to the EnSite System. We currently have agreements in place with key vendors to manage component availability. Despite our efforts to mitigate this risk, if our vendors are unable to provide an adequate supply of components in a timely manner, or if we are unable to locate qualified alternate vendors for components at a reasonable cost, the availability of our products to our customers and our ability to generate substantial revenues could be materially limited.

OUR SALES AND MARKETING EFFORTS MAY NOT BE SUCCESSFUL

         We have limited experience marketing the EnSite System. We cannot assure you that we will be able to maintain a suitable sales force or enter into or maintain satisfactory marketing arrangements with others. Our sales and marketing efforts may not be successful.

WE WILL NEED TO CAREFULLY MANAGE OUR EXPANDING OPERATIONS IN ORDER TO ACHIEVE SUSTAINABLE GROWTH

         In order to achieve increased sales levels, complete clinical trials, prepare additional products for clinical trials, and develop future products, we believe that we will be required to expand our operations, particularly in the areas of research and development, manufacturing, quality assurance and sales and marketing. As we expand our operations in these areas, the expansion will likely result in new and increased responsibilities for management. To


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accommodate any growth and compete effectively, we must implement and improve our information systems, procedures, and controls, and expand, train, motivate and manage our work force. Our future success will depend significantly on the ability of our current and future management to operate effectively. We cannot assure you that our personnel, systems, procedures and controls will be adequate to support our future operations.

INTERNATIONAL OPERATIONS WILL EXPOSE US TO ADDITIONAL RISKS

         We plan to market the EnSite System through distributors in international markets, once we receive the required foreign regulatory approvals. We have entered into a distribution agreement granting Medtronic exclusive distribution rights for the EnSite System in Europe and certain rights for distribution in other regions outside of the United States. We have distribution arrangements with five distributors in other international markets, and currently retain all distribution rights in the United States. We cannot assure you that international distributors for our products will devote adequate resources to selling our products.

         Changes in overseas economic conditions, currency exchange rates, foreign tax laws or tariffs or other trade regulations could materially and adversely affect on our ability to market our products internationally. Our business is also expected to subject us and our representatives, agents and distributors to laws and regulations of the foreign jurisdictions in which we operate or our products are sold. We may depend on foreign distributors and agents for compliance and adherence to foreign laws and regulations.

OUR SUCCESS MAY DEPEND ON THE ABILITY OF HEALTH CARE PROVIDERS TO ACHIEVE ADEQUATE LEVELS OF THIRD-PARTY REIMBURSEMENT

         Sales of our products will depend largely on the availability of adequate reimbursement for arrhythmia diagnostic procedures from third-party payors, such as government and private insurance plans, health maintenance organizations and preferred provider organizations. In the United States, our products will be purchased primarily by health care providers such as doctors and hospitals who will then seek to be reimbursed for the health care services provided to their patients. Specific to Medicare, the EnSite procedure is currently reimbursable under both inpatient and outpatient procedure scenarios. For inpatient procedures, the EnSite procedure will most typically be reimbursed under Diagnosis Related Group 112. For outpatient procedures, the EnSite catheter is eligible for separate reimbursement in addition to the hospital's Ambulatory Payment Classification for cardiac mapping. Third-party payors are increasingly challenging the pricing of medical products and procedures they consider unnecessary, inappropriate, not cost-effective, experimental or used for a non-approved indication. Even if a procedure is eligible for reimbursement, the level of reimbursement may not be adequate to enable us to achieve or maintain market acceptance of our products or maintain price levels that exceed our costs of developing and manufacturing our products.

         The EnSite catheter is being sold at a premium compared to existing single point catheters used in current diagnostic or mapping procedures. In addition, an initial capital outlay will be required for the EnSite clinical workstation. Assuming no increase in the level of reimbursement for cardiovascular procedures utilizing our products, we will be required to justify the relative increased cost of using the EnSite System. This will require us to demonstrate the enhanced benefits of the EnSite System to health care providers and payors in terms of such factors as enhanced patient procedural efficiencies, reduced radiation exposure and improved patient outcomes. This may require us to conduct post-marketing clinical studies, which may be costly, lengthy, and may not provide the cost justification results we are seeking. Without adequate support from third-party payors, the market for our products may be severely limited.

         Some medical devices purchased by hospitals are currently reimbursed under Medicare separately from medical procedure payments. Recent federal Medicare legislation has called for these devices to be reimbursed on a prospective payment system. The prospective payment system was created to minimize the complexity of reimbursing services on a hospital's cost-to-charge ratio by creating specific codes for outpatient procedures that would be based on pre-existing diagnosis and procedure codes. However, the system was created based on data collected through December 1996 and does not reflect some of the newer technologies, and the increased costs, for items such as the EnSite catheter. In order to recognize these new technologies, the Healthcare Financing Administration created a separate coding system to allow for additional, separate reimbursement for these new technologies until 2002, at which time the payment levels for procedures are expected to incorporate the costs of


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these newer medical devices. If hospitals fail to properly code and submit a request for separate reimbursement, Medicare will not recognize that the procedure payment levels are inadequate to cover the higher cost of the EnSite catheter, thereby affecting the hospital's ability to achieve adequate reimbursement. Additionally, there can be no assurance that the movement to a prospective payment system will not cause hospitals to reduce their expenditure payments for devices such as the EnSite system.

         Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on us. Reforms may include mandated basic health care benefits, limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, greater reliance on prospective payment systems, the creation of large insurance purchasing groups and fundamental changes to the health care delivery system. We anticipate that Congress and state legislatures will continue to review and assess alternative health care delivery systems and payment methodologies. We cannot predict whether any reform proposals will be adopted or what impact they may have on us.

         Reimbursement systems in international markets vary significantly by country and by region within some countries. Many international markets have government managed health care systems that control reimbursement for new devices and procedures. In most international markets, there are private insurance systems as well as government managed systems. We cannot assure you that reimbursement for our products will be available in international markets under either government or private reimbursement systems.

OUR PRODUCTS MAY EXPOSE US TO COSTLY LITIGATION

         We may be exposed to product liability claims if a patient is adversely affected by our products. We currently carry product liability insurance covering our clinical trial operations with an aggregate limit of $5 million. We cannot assure you that our existing insurance coverage limits are adequate to cover any liabilities we might incur in connection with the distribution of our products. Although we obtained product liability insurance coverage in connection with the commercialization of the EnSite System, insurance may not continue to be available on commercially reasonable terms. In addition, insurance might not adequately cover any product liability claim.

WE HAVE A HISTORY OF OPERATING LOSSES AND EXPECT FUTURE LOSSES

         We have generated limited revenue and have sustained significant operating losses each year since our inception. We expect our losses to continue at least through first quarter of 2002. We may never generate substantial operating revenues or achieve profitability. Our ability to generate revenues from operations and make a profit depends upon successful development, regulatory approval, manufacturing and commercialization of the EnSite System and our successful transition from a research and development company to a manufacturing and sales company.

WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS

         We may require substantial funds to meet our working capital requirements for sales and marketing, continued research and development, testing, regulatory approval and manufacturing of our EnSite System. In order to meet our funding needs, we may be required to raise additional funds through public or private financings, including the sale of equity or debt. Any additional equity financings may dilute current stockholders, and debt financing, if available, may involve restrictive covenants. Adequate funds for our operations, whether from financial markets or from other sources, may not be available when needed on attractive terms, if at all. Insufficient funds may require us to delay, scale back or eliminate some or all of our plans for growth.

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